AMENDMENT NO. 1

TO THE AMENDED AND RESTATED BYLAWS

OF CATCHMARK TIMBER TRUST, INC.

1.    The Amended and Restated Bylaws (the “Bylaws”) of CatchMark Timber Trust, Inc., a Maryland corporation, are hereby amended by deleting therefrom in its entirety Article XIII and inserting in lieu thereof a new Article XIII to read as follows:

“ARTICLE XIII
AMENDMENT OF BYLAWS

Except as provided otherwise in Section 3 of Article XIV, the Board of Directors shall have the power to alter or repeal any provision of these Bylaws and to adopt new Bylaws; provided, however, that the stockholders shall have the power, at any annual or special meeting of the stockholders, subject to the requirements of Section 3 of Article II and Section 11 of Article II, as applicable, to alter or repeal any provision of these Bylaws and to adopt new Bylaws if any such alteration, repeal or adoption is approved by the affirmative vote of a majority of all votes entitled to be cast on the matter and is otherwise permitted by applicable law; provided further that the stockholders shall not have the power to alter or repeal this Article XIII or adopt any provision of these Bylaws inconsistent with this Article XIII without the approval of the Board of Directors.”

2. Except as set forth herein, the Bylaws shall remain in full force and effect.